SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM

December 4, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jennifer Gowetski
Andrew Mew

Re:    Zai Lab Ltd
Form 10-K for Fiscal Year Ended December 31, 2022
Response dated September 20, 2023
File No. 001-38205

Ladies and Gentlemen:

    On behalf of our client, Zai Lab Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 17, 2023 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (“Annual Report”). The Staff’s comment is repeated below in italics and is followed by the Company’s response. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.We note your response to prior comment 1 and continue to believe that you should provide the documentation required by Item 9C of Form 10-K. Additionally, please amend your Form 10-K to provide the disclosures required under Item 9C(b) of Form 10-K. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response:

The Company acknowledges the Staff’s comment and proposes to amend its Form 10-K for the year ended December 31, 2022. The Company has attached a draft of the amendment on Form 10-K/A, including new Exhibit 99.1, as Exhibit A hereto.

Thank you for your consideration in reviewing the above responses. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202)

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

736-8387 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sonia Barros
Sonia Barros

cc:    Yajing Chen
    Bruce Blefeld
    Aslynn Hogue

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 10-K/A
Amendment No.1
__________________________
(Mark One)

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2022
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number: 001-38205
__________________________
ZAI LAB LIMITED
(Exact Name of Registrant as Specified in its Charter)
__________________________

Cayman Islands	98-1144595
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4560 Jinke Road Bldg. 1, Fourth Floor Pudong Shanghai, China	201210

314 Main Street 4th Floor, Suite 100 Cambridge, MA, USA	02142

(Address of Principal Executive Offices)	(Zip Code)
+86 21 6163 2588
+1 857 706 2604
(Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares, par value $0.000006 per share	ZLAB	The Nasdaq Global Market

Ordinary Shares, par value $0.000006 per share*	9688	The Stock Exchange of Hong Kong Limited
__________________________
*Included in connection with the registration of the American Depositary Shares with the Securities and Exchange Commission. The ordinary shares are not registered or listed for trading in the United States but are listed for trading on the Stock Exchange of Hong Kong Limited.
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of June 30, 2022, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the ordinary shares, including in the form of American Depositary Shares (“ADSs”), each representing ten ordinary shares, held by non-affiliates of the registrant was approximately $3.2 billion, based upon the closing price of the registrant’s ADSs on the Nasdaq Global Market of $34.68 on June 30, 2022.
As of February 28, 2023, 979,087,430 ordinary shares, par value $0.000006 per share, were outstanding, of which 743,576,320 ordinary shares were held in the form of ADSs.

EXPLANATORY NOTE
Zai Lab Limited (the “Company”) is filing this Form 10-K/A (“Amendment No. 1”) to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2023 (the “2022 Annual Report on Form 10-K”) to amend Item 9C and include Exhibit 99.1 in response to comments received from the SEC staff.
In addition, as required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment No. 1, under Item 15 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Since no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment No. 1.
This Amendment No. 1 speaks as of the original filing date of the 2022 Annual Report on Form 10-K and reflects only the changes to the cover page, Item 9C of Part II, and Item 15 of Part IV, including the addition of Exhibit 99.1 and the inclusion of the certifications required under Section 302 of The Sarbanes-Oxley Act of 2002. Apart from those changes discussed above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any other item of the 2022 Annual Report on Form 10-K or reflect any events that have occurred after the filing of the 2022 Annual Report on Form 10-K. The 2022 Annual Report on Form 10-K continues to speak as of the date of the original filing. Accordingly, this Amendment No. 1 should be read in conjunction with the 2022 Annual Report on Form 10-K and the Company’s other SEC filings.
Unless the context requires otherwise, references in this Amendment No. 1 to “Zai Lab,” the “Company,” “we,” “us,” and “our” refer to Zai Lab Limited, a holding company, and its subsidiaries, on a consolidated basis; and references to “Zai Lab Limited” refer to Zai Lab Limited, a holding company.

Part II

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
As we discussed in Disclosures Relating to Our Chinese Operations and Item 1A. Risk Factors, in March 2022, SEC staff conclusively identified the Company under the Holding Foreign Companies Accountable Act (“HFCAA”) because our prior auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities.
In May 2022, the Company engaged KPMG LLP, an auditor located in the United States that is inspected by the PCAOB, as our independent registered public accounting firm for the fiscal year ending December 31, 2022, including for the Company’s internal controls over financial reporting. In addition, in December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, the Company no longer retained a registered public accounting firm that the PCAOB had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and the SEC staff have stated that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA.
As of the filing date of the 2022 Annual Report on Form 10-K and as of the date hereof, the Company has determined, on behalf of Zai Lab Limited and its consolidated foreign operating entities, that:
•Based on a review of Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders, the Company is not aware of any owners of the Company’s ordinary shares that are governmental entities in the Cayman Islands. All of the Company’s consolidated operating subsidiaries are wholly owned, directly or indirectly, by Zai Lab Limited.
•Based on a review of Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders, the Company is not aware of any governmental entities in the People’s Republic of China that have a controlling financial interest in the Company. As noted above, all of the Company’s consolidated operating subsidiaries are wholly owned, directly or indirectly, by Zai Lab Limited.
•Based on a review of the annual director and officer questionnaires completed by each of the Company’s directors, there are no officials of the Chinese Communist Party who are members of the Company’s Board of Directors, or of any equivalent governing body of any of the Company’s consolidated operating subsidiaries.
•Neither the Company’s Sixth Amended and Restated Memorandum and Articles of Association, nor the organizational documents of its consolidated operating subsidiaries, contains any charter of the Chinese Communist Party, including the text of any such charter.

PART IV
Item 15. Exhibits, Financial Statement Schedules

No financial statements or schedules are filed with this Amendment No. 1.

The exhibits filed as part of this Amendment No. 1 are set forth on the Exhibit Index below.

Exhibit Number	Exhibit Title

3.1	Sixth Amended and Restated Memorandum and Articles of Association of Zai Lab Limited (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (File No. 001-38205) filed on June 22, 2022)

4.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

4.2	Form of American Depositary Receipt (incorporated by reference to Form 424B3 (File No. 333-220256) filed on March 30, 2022)

4.3	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-264800) filed on May 9, 2022)

4.4
Third Amended and Restated Shareholders Agreement between Zai Lab Limited and other parties named therein dated June 26, 2017 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-219980) filed on August 15, 2017)

4.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

10.1#
Zai Lab Limited 2015 Omnibus Equity Incentive Plan as amended on February 3, 2016 and April 10, 2016 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

10.2#	Zai Lab Limited 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

10.3#	Zai Lab Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-38205) filed on June 22, 2022)

10.4#	Form Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on November 9, 2022)

10.5#	Form Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on November 9, 2022)

10.6#	Form of Non-Statutory Stock Option Award Agreement (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on November 9, 2022)

10.7#	Non-Employee Director Compensation Policy

10.8#	Zai Lab Limited 2017 Cash Bonus Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

10.9+	Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd. dated September 28, 2016 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on August 15, 2017)

10.10
Amendment to Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd., dated February 26, 2018 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 30, 2018)

Exhibit Number	Exhibit Title

10.11+
License Agreement by and between Bristol-Myers Squibb Company and Zai Lab (Hong Kong) Limited dated March 9, 2015 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-219980) filed on August 15, 2017)

10.12+
License and Collaboration Agreement by and between Paratek Bermuda Ltd. and Zai Lab (Shanghai) Co., Ltd. dated April 21, 2017 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-219980) filed on August 15, 2017)

10.13+
License Agreement by and between Five Prime Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated December 19, 2017 (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 30, 2018)

10.14+
License and Collaboration Agreement by and between Entasis Therapeutics Holdings Inc. and Zai Lab (Shanghai) Co., Ltd. dated as of April 25, 2018 (incorporated by reference to Exhibit 10.12 to our Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-227159) filed on September 5, 2018)

10.15+
License and Collaboration Agreement by and between Novocure Limited and Zai Lab (Shanghai) Co., Ltd. dated September 10, 2018 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 20-F (File No. 001-38205) filed on March 29, 2019)

10.16+
Collaboration Agreement by and between MacroGenics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated November 29, 2018 (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 20-F (File No. 001-38205) filed on March 29, 2019)

10.17^
License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated June 10, 2019 (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 29, 2020)

10.18^
Amendment to License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated January 17, 2020 (incorporated by reference to Exhibit 10.18 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 29, 2020)

10.19^
Collaboration and License Agreement between Incyte Corporation and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2019 (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 29, 2020)

10.20^
Collaboration Agreement between Regeneron Ireland Designated Activity Company and Zai Lab (Shanghai) Co., Ltd. dated April 6, 2020 (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.21^
License Agreement between Turning Point Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated July 6, 2020 (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.22^
License Agreement between Cullinan Pearl Corp. and Zai Lab (Shanghai) Co., Ltd. dated December 24, 2020 (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.23^	Collaboration and License Agreement between argenx BV and Zai Auto Immune (Hong Kong) Limited dated January 6, 2021 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on May 10, 2021)

10.24^	License Agreement between Turning Point Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated January 10, 2021 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on May 10, 2021)

10.25^
Amendment No. 1 to License Agreement between Turning Point Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated March 31, 2021 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on May 10, 2021)

Exhibit Number	Exhibit Title

10.26^	Collaboration and License Agreement, dated as of May 28, 2021, by and between Zai Lab (Hong Kong) Limited and Mirati Therapeutics, Inc. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on August 9, 2021)

10.27^
License and Collaboration Agreement, dated as of June 15, 2021, by and between Zai Lab (US) LLC and MacroGenics, Inc. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on August 9, 2021)

10.28^	License and Collaboration Agreement by and between Zai Lab (Shanghai) Co., Ltd. and Blueprint Medicines Corporation, dated November 8, 2021 (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2022)

10.29^	License Agreement by and between Zai Lab (Shanghai) Co., Ltd. and Karuna Therapeutics, Inc., dated November 8, 2021 (incorporated by reference to Exhibit 10.24 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2022)

10.30^	Collaboration and License Agreement by and between Seagen Inc. and Zai Lab (Hong Kong) Limited dated as of September 20, 2022 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 001-38205) filed on November 9, 2022)

10.31#	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-219980) filed on August 15, 2017)

10.32#
Employment Agreement between Samantha (Ying) Du and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2017 (English translation) (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

10.33#
Letter Agreement between Samantha (Ying) Du and Zai Lab (US) LLC dated December 11, 2017 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-38205) filed on April 30, 2018)

10.34#
Fourth Amended and Restated Founder Employment Agreement between Samantha (Ying) Du and Zai Lab Limited dated December 1, 2018 (incorporated by reference to Exhibit 10.18 to our Annual Report on Form 20-F (File No. 001-38205) filed on March 29, 2019)

10.35#
Amended and Restated Employment Agreement between William Ki Chul Cho and Zai Lab (Hong Kong) Limited dated March 22, 2019 (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 20-F (File No. 001-38205) filde on March 29, 2019)

10.36#
Employment Agreement between F. Ty Edmondson and Zai Lab (US) LLC dated August 15, 2020 (incorporated by reference to Exhibit 10.29 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.37#	Second Amended and Restated Employment Agreement between Harald Reinhart and Zai Lab (Hong Kong) Limited dated December 28, 2019 (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 20-F (File No. 001-38205) filed on March 29, 2019)

10.38#
Employment Agreement between Alan Bart Sandler and Zai Lab (US) LLC dated December 1, 2020 (incorporated by reference to Exhibit 10.30 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.39#	Severance Agreement and General Release between Alan Bart Sandler and Zai Lab (US) LLC dated October 25, 2022

10.40#	Employment Agreement between Joshua Smiley and Zai Lab (US) LLC dated August 1, 2022

10.41#	Employment Agreement between Rafael Amado and Zai Lab (US) LLC dated December 30, 2022

10.42#	Letter Agreement between Michel Vounatsos and Zai Lab Limited dated January 8, 2023

10.43
Jinchuang Building House Leasing Contract by and between Zai Lab (Shanghai) Co., Ltd. and Shanghai Jinchuang Property Co., Ltd. dated September 1, 2016 (English translation) (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed on September 1, 2017)

Exhibit Number	Exhibit Title

10.44
Lease by and between Menlo Prepi I, LLC, TPI Investors 9, LLC and Zai Lab (US) LLC dated August 14, 2019 (incorporated by reference to Exhibit 10.32 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

10.45
Indenture of Lease by and between MIT 314 Main Street Leasehold LLC and Zai Lab (US) LLC dated December 22, 2020 (incorporated by reference to Exhibit 10.33 to our Annual Report on Form 10-K (File No. 001-38205) filed on March 1, 2021)

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC, dated June 1, 2022 (incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed on June 1, 2022)

21.1	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

31.3	Certification of Chief Executive Officer Required by Rule 13a-14(a) for Amendment No. 1 to this Annual Report on Form 10-K

31.4	Certification of Chief Financial Officer Required by Rule 13a-14(a) for Amendment No. 1 to this Annual Report on Form 10-K

32.1	Certification of Chief Executive Officer Required by 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer Required by 18 U.S.C. Section 1350

99.1	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
#    Management contract or compensatory plan, contract, or arrangement
+    Confidential treatment has been granted as to certain portions, which portions have been omitted and submitted separately to the Securities and Exchange Commission.
^    Certain confidential information contained in this exhibit has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

Date: [ • ], 2023	By:
	Name:	Samantha (Ying) Du
	Title:	Chief Executive Officer

Exhibit 31.3
Certification by the Principal Executive Officer
Pursuant to Exchange Act Rule 13a-14(a),
As Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Samantha (Ying) Du, certify that:
1. I have reviewed Amendment No. 1 to this Annual Report on Form 10-K for the year ended December 31, 2022 of Zai Lab Limited; and
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: [ • ], 2023
Samantha (Ying) Du
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.4
Certification by the Principal Financial Officer
Pursuant to Exchange Act Rule 13a-14(a),
As Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Yajing Chen, certify that:
1. I have reviewed Amendment No. 1 to this Annual Report on Form 10-K for the year ended December 31, 2022 of Zai Lab Limited; and
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: [ • ], 2023
Yajing Chen
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 99.1
Supplemental Submission Pursuant to Item 9C(a) of Form 10-K
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
In March 2022, because our prior auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities, the staff of the Securities and Exchange Commission (“SEC”) conclusively identified Zai Lab Limited (the “Company”) under the Holding Foreign Companies Accountable Act (“HFCAA”) because our prior auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities.
In May 2022, the Company proactively engaged KPMG LLP, an auditor located in the United States that is inspected by the PCAOB, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, including for the Company’s internal controls over financial reporting. In addition, in December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, the Company no longer retained a registered public accounting firm that the PCAOB had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and the SEC staff have stated that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA.
As of the date of filing of the Annual Report on Form 10-K for the year ended December 31, 2022, and as of the date hereof, the Company has determined that it is not owned or controlled by a governmental entity in the People’s Republic of China and that no governmental entity in the People’s Republic of China, directly or indirectly, possesses the power to direct or cause the direction of the management and policies of the Company or has a controlling financial interest in the Company. Specifically, the Company has determined the following:
•Based on a review of its material contracts, the Company is not a party to any material contracts with such a foreign governmental party.
•Based on a review of the Schedules 13D and 13G and amendments thereto filed by the Company’s shareholders, the Company has no major shareholders that are owned or controlled by governmental entities in the People’s Republic of China. The Company believes reliance on a review of such Schedules 13D and 13G and amendments thereto is reasonable and sufficient, because major shareholders are legally obligated to file beneficial ownership schedules with the SEC.
•Based on a review of the annual director and officer questionnaires (each, a “D&O Questionnaire”) completed and submitted to the Company by each of its directors and executive officers, there is no foreign government representative or official of the Chinese Communist Party on the Company’s Board of Directors.